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             October 22, 2021

       Julie Baron
       President and Chief Operating Officer
       Trean Insurance Group, Inc.
       150 Lake Street West
       Wayzata, MN 55391

                                                        Re: Trean Insurance
Group, Inc.
                                                            Form 10-K Filed
March 26, 2021
                                                            File No. 001-39392

       Dear Ms. Baron:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




             Sincerely,


             Division of Corporation Finance

             Office of Finance